July 16, 2009

VIA EDGAR

Kathleen Krebs, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Washington Post Company

Definitive Proxy Statement on Schedule 14A

Filed March 25, 2009

File No. 001-06714

Dear Ms. Krebs:

This letter is a follow-up to the conversation with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on July 2, 2009, relating to the Definitive Proxy Statement of The Washington Post Company (the “Company”). In that conversation, the Staff requested that we provide on a supplemental basis a list of the adjustments that were made in connection with the final 2008 bonus determinations for the named executive officers as disclosed in the Definitive Proxy Statement.

As we discussed and as indicated in our letter to the Staff dated June 19, 2009, several adjustments to earnings per share were made in respect of 2008 bonuses that were either based on the initial formula established by the Compensation Committee (the “Committee”) or were made at the discretion of the Committee in making its final bonus determinations for the named executive officers. The Definitive Proxy Statement, as in prior years, referred to adjustments to financial results that could be taken into account in determining bonuses and to the discretion granted to the Committee in making compensation determinations. Specifically, the Definitive Proxy Statement discloses that the 2008 bonus determinations reflected adjustments for certain “unusual” items consistent with the relevant Plan or otherwise determined to be appropriate in the discretion of the Committee.

The 2008 adjustments included principally goodwill and other intangible asset write-downs, charges related to early retirement programs at The Washington Post newspaper, corporate and Newsweek, foreign exchange losses and gains from the sale of marketable securities. These items collectively amounted to $19.37 in earnings per share adjustments, or 93% of the total adjustments made of $20.80. The remaining $1.43 in earnings per share adjustments were attributable to the following items:

Additions:

•	Plant consolidation costs and accelerated depreciation related to the planned closing of The Washington Post’s College Park, MD, plant

•	Income tax expense related to valuation allowances against certain state and local income tax benefits

•	Kaplan Professional (U.S.) restructuring-related expenses and charges

•	Severance and employee termination-related expenses

•	Operating results from unbudgeted acquisitions at Kaplan

Deductions:

•	Kaplan stock compensation expense variance from budget

•	Post Newsweek Stations digital equipment gains from Sprint/Nextel

•	Pension credit variance from budget

•	Cable One and Newsweek deferred compensation credits

The principal adjustments affecting bonus determinations for 2008 were identified as “unusual or one-time” and detailed in our earnings release with respect to our 2008 results, which was filed on Form 8-K, as well as in our 2008 Form 10-K. Both documents disclosed the impact of these adjustments on the Company’s earnings per share and were filed with the Commission in advance of the filing of the Definitive Proxy Statement. The Company’s 2008 Form 10-K was also provided to shareholders together with the Definitive Proxy Statement. We maintain that the qualitative disclosure in the Definitive Proxy Statement complies with Instruction 5 to Item 402(b) under Regulation S-K, referred to in the Staff’s original comment letter relating to the disclosure of non-GAAP financial measures. Accordingly, we believe that no further disclosure is required to satisfy our disclosure obligations.

Even if the Staff disagrees with our conclusion, we do not believe that specific disclosure in the Definitive Proxy Statement of these adjustments constitutes material information necessary to an understanding of the Company’s compensation practices, policies and decisions relating to the named executive officers for 2008. We therefore also respectfully disagree with the Staff’s view that an amendment of our 2008 Form 10-K to include such information is required in order to make it complete and accurate in all material respects. The “total mix” of information available to shareholders and other investors includes all information material to an understanding of those practices, policies and decisions and, indeed, the basis for the principal adjustments affecting bonus determinations. The burdensome process of certifications and other procedures under our disclosure controls that would result from an amendment of our 2008 Form 10-K also seems disproportionate to any benefit provided by more disclosure about immaterial matters, particularly where the disclosure would do no more than repeat information already publicly available. To require the disclosure at this time – after the annual meeting of shareholders when the information included in the Definitive Proxy Statement is most relevant – seems as likely to confuse investors as it would be to further illuminate our compensation practices.

While we disagree with the Staff’s view that additional disclosure is required, if the Staff continues to take that position, we believe that our disclosure obligations should be considered to be fully satisfied if we supplement our disclosure in respect of our 2008 compensation practices by filing the additional disclosure included in our letter to the Staff dated June 19, 2009 in a current report on Form 8-K.

We also recognize that the more detailed approach proposed by the Staff could have made it easier for an investor to understand the relationship between the bonus amounts paid to our named executive officers and our reported financial results for 2008. We therefore undertake to include such disclosure in future filings to the extent applicable.

*            *            *

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please do not hesitate to call me at (202) 334-6721 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Nicole Maddrey
Nicole Maddrey
Associate General Counsel

cc:	Larry Spirgel, Esq.

Paul Fischer, Esq.